IT&E International Group, Inc.

505 Lomas Santa Fe Drive, Suite 200

Solana Beach, CA 92075

March 30, 2006

Mail Stop: 6010

Amy C. Bruckner

Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IT&E International Group, Inc.
Item 4.02(a) Form 8-K
filed March 29, 2006
File No. 000-50095

Dear Ms. Bruckner:

IT&E International Group, Inc. (the “Company”) has reviewed your letter dated March 29, 2006 (the “March 29 Comment Letter”) regarding the Company’s Current Report on Form 8-K filed on March 29, 2006 (the “8-K”). The Company responds to the March 29 Comment Letter as set forth below. For your convenience, we have restated each of your comments as set forth in the March 29 Comment Letter immediately preceding our response below.

Item 4.02(a) Form 8-K filed March 29, 2006

1.                                       We note that you intend to file restated financial statements for each of the quarterly periods in fiscal 2005. Please tell us when you will file them. Additionally, please revise your Form 8-K disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding internal controls and disclosure controls and procedures in light of the material errors and issues that you have described.

RESPONSE:  The Company intends to file the relevant amended 10-QSB’s as soon as practicable after the filing of its 10-KSB for the period ended December 31, 2005. The Company anticipates that the amended 10-QSB’s will be filed prior to April 30, 2006. In addition, we have included additional disclosure in the 8-K/A filed herewith to address the adequacy of disclosure controls and procedures during the relevant periods.

2.                                       When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. Refer to Item 307 of Regulation S-B. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

RESPONSE:  At such time as the Company files the relevant amended 10-QSB’s, we will include disclosure related to the effect of the restatement on our officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures during the relevant periods.

*              *              *

In connection with responding to the March 29 Comment Letter, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments regarding this letter, the response contained herein or the 8-K, please contact the undersigned or our outside counsel, Adam Lenain, Esq., S Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.:  (619) 685-4604, Facsimile No.:  (619) 234-3510.

Sincerely,

/s/ Peter Sollenne

Peter Sollenne